UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosures: AngloGold Ashanti UK Annual Report 2024; AngloGold Ashanti Sustainability Report 2024; and AngloGold Ashanti Mineral Resource and Mineral Reserve Report 2024

Exhibits to 6-K

Exhibit Number	Description

Exhibit 99.1	AngloGold Ashanti UK Annual Report 2024
Exhibit 99.2	AngloGold Ashanti Sustainability Report 2024
Exhibit 99.3	AngloGold Ashanti Mineral Resource and Mineral Reserve Report 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 26 March 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary